Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 11 DATED DECEMBER 1, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated our Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in this Second Follow-on Offering up to $48,249,610 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of October 31, 2022, we had raised total aggregate gross offering proceeds of approximately $126,158,000 and had issued approximately 12,360,000 common shares in the Offerings, purchased by approximately 7,300 unique investors.

Distributions

On October 31, 2022, our Manager authorized a daily cash distribution of $0.0018082192 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on November 1, 2022 and ending on November 30, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about December 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $11.00 per share net asset value, calculated for the period beginning November 1, 2022 and ending November 30, 2022. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of December 1, 2022, cumulative since inception, we have paid 73 consecutive monthly distributions to shareholders totaling over $25,300,000, of which approximately $11,600,000 was paid in cash and $13,700,000 was reinvested in our shares pursuant to the distribution reinvestment plan.